Exhibit 99.1

Sapiens Announces Significant Expansion of its North American Presence

The company’s bolstered North American operations includes a new head of NA sales, and increased sales staff and senior-level personnel

Holon, Israel and Rochelle Park, NJ – May 25, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has significantly increased its investment in its North American insurance and retirement services practice.

Sapiens has fortified its local staff with Mike McCurley, the new head of North American sales, and an expanded sales team. The company has also added senior-level delivery personnel, SMEs, business analysts, developers and support teams in North America.

Sapiens’ North American insurance and retirement services experts – including sales, development, delivery and support – will be located across the United States and Canada. These experts will support all of Sapiens’ lines of business, including life, annuity, property and casualty, reinsurance, retirement services and decision management.

Sapiens announced a 20.9% revenue increase in Q1 2016, compared to Q1 2015, with the company’s growth strategy focused on North America and Europe. This latest expansion is in direct support of Sapiens’ growth and focus on its North American client base, and attracting new customers.

“Sapiens’ increased presence in North America is key to our goal of strengthening our footprint in this critical region and focusing on providing only the highest quality products and services to our customers,” said Roni Al-Dor, president and CEO of Sapiens. “In addition to adding talent, we will continue investing in our insurance and retirement solutions to maintain our technological edge.”

Sapiens will be discussing its expansion in North America at the upcoming IASA event in San Antonio, Texas, June 12-15 – booth #609.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Email: Yaffa.cohen-ifrah@sapiens.com